Contact

www.linkedin.com/in/joe-caldera-b49310266 (LinkedIn)

Joe Caldera

Chief Executive Officer at Trilogy Sanctuary
San Diego, California, United States

Experience

PACHA

Co-Founder
January 2020 - Present (5 years 6 months)

Trilogy Sanctuary

Co-Founder
2013 - Present (12 years)